Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
IAHC Bermuda, Ltd.	Bermuda
INTL Assets, Inc.	Florida
INTL Commodities, Inc.	Delaware
INTL Global Currencies Limited	United Kingdom
INTL Holding (U.K.) Limited	United Kingdom
INTL Trading, Inc.	Florida
INTL Consilium LLC	Florida
INTL Capital Limited	Dubai, United Arab Emirates
INTL Commodities Mexico S de RL de CV	Mexico